================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

FOR THE TRANSITION PERIOD FROM ___________ TO ____________

Commission file number 0-14190



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                   DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         DREYER'S GRAND ICE CREAM, INC.
                              5929 COLLEGE AVENUE
                               OAKLAND, CA 94618

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of the Dreyer's Grand Ice Cream, Inc. Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the financial status of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in its financial status for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Francisco, California
June 28, 2002

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                         DECEMBER 31,
                                                         ------------
                                                   2001               2000
Assets

Investments (Note 3)                           $96,677,607        $93,620,328

Contributions receivable:
    Employee                                       198,472            178,596
    Employer                                     2,469,455          2,059,288
Accrued dividends and other receivables                453                687
                                               -----------        -----------
      Net assets available for benefits        $99,345,987        $95,858,899
                                               ===========        ===========



   The accompanying notes are an integral part of these financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                             YEAR ENDED
                                                                             DECEMBER 31,
                                                                             ------------
                                                                         2001              2000
Additions

    Additions to net assets attributed to:
      Interest                                                      $   439,515        $   284,370
      Net appreciation in fair value of investments (Note 3)                 --          9,244,482
                                                                    -----------        -----------
                                                                        439,515          9,528,852

    Contributions:
      Participant                                                     6,820,988          6,161,910
      Employer                                                        2,469,404          2,062,938
      Employee rollovers from other qualified plans                     513,487            477,144
                                                                    -----------        -----------
        Total additions                                              10,243,394         18,230,844
                                                                    -----------        -----------
DEDUCTIONS

    Deductions from net assets attributed to:

      Benefit payments                                                5,054,017          5,730,354
      Net depreciation in fair value of investments (Note 3)          1,620,630                 --
      Administrative expenses                                            81,659             91,069
                                                                    -----------        -----------
        Total deductions                                              6,756,306          5,821,423
                                                                    -----------        -----------
        Net increase                                                  3,487,088         12,409,421

NET ASSETS AVAILABLE FOR BENEFITS

    Beginning of year                                                95,858,899         80,716,236
    Transfers                                                                --          2,733,242
                                                                    -----------        -----------
    End of year                                                     $99,345,987        $95,858,899
                                                                    ===========        ===========



   The accompanying notes are an integral part of these financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

            GENERAL

            The Plan is a defined contribution profit sharing plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan benefits participating employees of Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company). The Plan is administered by the Plan's Administrative Committee (the Committee) and all investments and cash are held by Charles Schwab Trust Company (the Trustee). Schwab Retirement Plan Services provides recordkeeping services for the Plan. The Plan became effective January 1, 1983 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

            ELIGIBILITY

            All full-time employees, other than individuals employed under a collective bargaining agreement which does not provide for participation in the Plan, are eligible to participate in the Plan on the next "entry date" coinciding with or following thirty days of employment. All part-time employees are eligible to participate in the Plan on the next "entry date" coinciding with or following twelve months of employment and at least 1,000 hours of service in the Plan year. The entry dates defined by the Plan are January 1, April 1, July 1 and October 1 of each calendar year.

            EMPLOYEE CONTRIBUTIONS

            In order to participate in the Plan, each participant is required to contribute at least 2 percent of the compensation received from the Company; however, any participant may elect to contribute an additional amount up to 10 percent of the participant's compensation within the maximum allowable amount permitted under the Internal Revenue Code. At all times, participants will be fully vested in their contributions adjusted for attributed income, gains, losses and expenses.

            The Plan has a flexible investment policy in which the participants direct the investment of their contributions, including the employer matching contribution, into a variety of investment funds. The participants' accounts are credited for the return on their investment in proportion to their investment in the respective fund within the Plan.

            EMPLOYER CONTRIBUTIONS

            The Plan provides that the Company may make discretionary employer matching contributions, subject to approval by the Company's Board of Directors. Discretionary employer matching contributions are made to participants' accounts equal to a percentage of each eligible participant's employee contribution. For eligible participants who have ten or more years of service as of the last day of the Plan year, the percentage of employee contributions matched is twice that of eligible participants with less than ten years of service.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


            An eligible participant is defined as an eligible employee who has been employed by the Company for at least twelve months and has completed at least 1,000 hours of service in the Plan year or who retired, died or was disabled during the Plan year.

            During 2001 and 2000, $148,257 and $148,298, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce employer matching contributions for the corresponding year and were allocated as of the last day of the year to the matching accounts of eligible participants.

            ROLLOVER CONTRIBUTIONS

            Subject to the terms of the Plan, the Committee may authorize the Plan trustee to accept from any participant a rollover contribution from another tax-qualified plan, provided the contribution is made within 60 days after receipt of the eligible rollover distribution by the participant from such other tax-qualified plan. Amounts consisting of after-tax employee contributions are not allowed as rollover contributions. The Plan establishes and maintains separate accounts for all rollover contributions. At all times, the participant is fully vested in his rollover account, adjusted for attributed income, gains, losses and expenses. Cash benefits paid from rollover accounts are paid in the same manner as other benefits under the Plan.

            PARTICIPANT ACCOUNT VALUATION

            Each participant's account is valued at the last quoted sales price of each business day, including the last business day of the Plan year. The valuation on the last business day of the Plan year includes all contributions, withdrawals, investment income, and realized and unrealized gains and losses since the previous business day.

            PLAN BENEFITS

            Upon retirement, death or permanent disability, participants are entitled to an amount equal to 100 percent of their salary deferral, rollover and Company accounts. In the event of termination prior to retirement, participants will receive the final balances in their salary deferral and rollover accounts plus the vested portion of the Company account to which they are entitled.

            A salary deferral account consists of the portion of a participant's account attributable to the participant's employee contributions and the related investment income; a rollover account consists of the portion of a participant's account attributable to the participant's rollover contributions and the related investment income; and a Company account consists of the portion of a participant's account attributable to Company contributions and the related investment income.

            VESTING

            After completion of two years of service, participants are entitled to 20 percent of the final balance of their Company account. For each full year of service thereafter, participants vest an additional 15 percent of their Company account balance, until completion of seven years of service, in which participants are fully vested. A participant earns one year of service for

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


            each year commencing on or after January 1, 1976 in which the participant has worked at least 1,000 hours. If a participant's service is less than two years and ends before retirement, death, or permanent disability, the entire Company account will be forfeited.

            PARTICIPANT LOANS

            Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, with interest charged at the prevailing prime rate plus 2%, determined at the time the loan is made to the participant. Principal and interest are paid ratably through payroll deductions over a maximum term of five years.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            BASIS OF ACCOUNTING

            The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of management's estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

            INVESTMENTS AND INVESTMENT INCOME

            The Plan's assets are valued at the last quoted sales price of each business day including the last business day of the Plan year. Realized gains or losses on investments sold are recorded as the difference between the proceeds received upon sale and the market value of the investments at the beginning of the year or cost if acquired during the year. In accordance with the Plan's policy of stating investments at market value, net unrealized gains or losses for the period are included in the statement of changes in net assets available for benefits in the period during which the market value change occurs.

            BENEFIT PAYMENTS

            Benefits to terminated participants, including deemed distributions of participant loans, are recorded as a deduction from net assets when paid in accordance with guidance issued for accounting and disclosure by employee benefit plans.

            ADMINISTRATIVE EXPENSES

            Expenses incurred in the administration of the Plan are charged to the Plan by the Trustee if they are not paid by the Company.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


3.    INVESTMENTS

      Investments representing 5% or more of net assets available for benefits are as follows at December 31:


                                                     2001             2000
      COLLECTIVE INVESTMENT TRUST
          Schwab Stable Value Fund               $10,206,918       $ 6,121,653

      COMMON STOCK
          Dreyer's Grand Ice Cream, Inc.          27,918,710        22,863,382

      MUTUAL FUNDS
          Schwab S&P 500 Select Share Fund        25,292,979        28,670,965
          Jurika & Voyles Balanced Fund                   --         8,447,330
          Rainier Core Equity Fund                18,037,370        22,030,008
          CDC Nvest Balanced Y Fund                9,307,155                --


      During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by ($1,620,630) and $9,244,482, respectively, which amounts are included in the Statement of Changes in Net Assets Available for Benefits, as follows:


                                                   YEAR ENDED
                                                   DECEMBER 31,
                                                   ------------
                                              2001               2000
      Mutual funds                       $(6,809,678)        $(3,566,804)
      Common stock                         4,759,808          12,556,841
      Collective investment trust            429,240             254,445
                                         -----------         -----------
                                         $(1,620,630)        $ 9,244,482
                                         ===========         ===========


4.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan. In the event the Plan is terminated, participants' accounts shall become nonforfeitable and the net assets shall be allocated to each participant to provide benefits in accordance with the provisions of
      Section 4044 of ERISA.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


5.    TAX STATUS OF THE PLAN

      In January 1997, the Committee received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan. Effective August 1, 1998, the Plan was amended to change the Plan's eligibility requirements, as defined in Note 1. The Committee is of the opinion that the Plan, as amended, fulfills the requirements of a qualified Plan and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

DREYER'S GRAND ICE CREAM, INC.
SAVINGS PLAN
SCHEDULE OF ASSETS
(HELD AT END OF YEAR)                                     ADDITIONAL INFORMATION
DECEMBER 31, 2001                                 SCHEDULE H, LINE 4i, FORM 5500
--------------------------------------------------------------------------------

                                                     (c) DESCRIPTION OF INVESTMENT,
                                                        INCLUDING MATURITY DATE,
        (b) IDENTITY OF ISSUER, BORROWER,             RATE OF INTEREST, COLLATERAL,                   (e) CURRENT
(a)          LESSOR OR SIMILAR PARTY                      PAR OR MATURITY VALUE                          VALUE

                                                  COLLECTIVE INVESTMENT TRUST

*       Charles Schwab                               Schwab Stable Value Fund                          $10,206,918

                                                  MUTUAL FUNDS

        CDC IXIS Advisers                            CDC Nvest Balanced Y Fund                           9,307,155
        Deutsche Asset Management                    Deutsche International Equity Fund                  1,465,233
        Loomis Sayles & Co.                          Loomis Sayles Bond Fund                             1,541,931
        Rainier Investment                           Rainier Core Equity Fund                           18,037,370
*       Charles Schwab                               Schwab S&P 500 Select Fund                         25,292,979

                                                  EMPLOYER SECURITIES

*       Dreyer's Grand Ice Cream, Inc.               Dreyer's Grand Ice Cream, Inc.
                                                        Common Stock                                    27,918,710

*       Plan Participants                            Fully amortized loans receivable from               2,906,758
                                                        participants bearing interest rates from
                                                        7% to 11.5%.  Due at various dates
                                                        through 2006.

                                                  MONEY MARKET FUND

*       Charles Schwab                               Stock liquidity                                           553
                                                                                                       -----------
                                                                                                       $96,677,607
                                                                                                       ===========


* A party-in-interest as defined by ERISA.

Column (d) Cost is omitted for participant-directed investments.

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Dreyer's Grand Ice Cream, Inc. Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      DREYER'S GRAND ICE CREAM, INC.
                                      SAVINGS PLAN

 Date: June 28, 2002                  By:     /s/  William C. Collett
                                          ---------------------------------
                                                   William C. Collett

                                      Member of Dreyer's Grand Ice Cream, Inc.
                                      Savings Plan Administrative Committee, as
                                      Plan Administrator



                                      By:      /s/  Jeffrey R. Shields
                                          ---------------------------------
                                                    Jeffrey R. Shields

                                      Member of Dreyer's Grand Ice Cream, Inc.
                                      Savings Plan Administrative Committee, as
                                      Plan Administrator

                                 EXHIBIT INDEX


Exhibit No.          Description
-----------          -----------
Exhibit 23           Consent of Independent Accountants